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SEQUA 401 (K) PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS
REQUIRED BY ITEM 4 OF FORM 11-K
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Page (s)
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REPORTS OF INDEPENDENT ACCOUNTANTS	1-2

FINANCIAL STATEMENTS	3-4

NOTES TO FINANCIAL STATEMENTS	5-9

SUPPLEMENTAL SCHEDULE	10

EXHIBIT 23.1 - Consent of Independent Accountants

EXHIBIT 23.2 - Notice Regarding Consent of Arthur Andersen LLP

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT

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Pursuant to Section 15(d) of the Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2001 Commission file number 1-804

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Full Title of the Plan:

SEQUA 401 (K) Plan (formerly known as the Chromalloy Incentive Savings Plan for Salaried Employees/Sequa Thrift Plan)

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Name of issuer of the securities held pursuant to the plan And the address of its principal executive office:

SEQUA CORPORATION

200 Park Avenue New York, New York 10166

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SEQUA 401(k) PLAN
PLAN EIN: PLAN NUMBER:	13-1885030 083

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001 AND 2000 TOGETHER WITH AUDITORS' REPORTS

INDEX

Page

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	4

NOTES TO FINANCIAL STATEMENTS	5-9

SUPPLEMENTAL SCHEDULE
I - Schedule of Assets (held at end of year) as of December 31, 2001	10

Report of Independent Auditors

Administrative Committee of the Plan

Sequa 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Sequa 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

New York, New York

June 19, 2002

The following audit opinion is a copy of the opinion issued by Arthur Andersen LLP on May 31, 2001. This opinion has not been reissued by Arthur Andersen LLP. Note that the statement of Net Assets Available for Benefits as of December 31, 2000, covered by the report below is included in this set of financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To Sequa Corporation:

We have audited the accompanying statements of net assets available for benefits of the Sequa 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York May 31, 2001

SEQUA 401(k) PLAN
PLAN EIN: PLAN NUMBER	13-1885030 083

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS (Note 5)	$138,773,845	$142,239,979

RECEIVABLES:
Employee Contributions	98,345	495,627
Employer Contributions	5,017	187,256
Total receivables	103,362	682,883

NET ASSETS AVAILABLE FOR BENEFITS	$138,877,207	$142,922,862

The accompanying notes to financial statements are an integral part of these statements.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$ 3,886,016
Interest from participant loans	451,578
Net depreciation in fair value	(7,989,191)
Net investment loss	(3,651,597)

Contributions:
Employee	12,092,762
Employer	3,780,835
Total contributions	15,873,597

BENEFITS PAID TO PARTICIPANTS	(16,055,662)

Asset transfers out	(196,158)
Administrative expenses	(15,835)
Total other	(211,993)

Net decrease	(4,045,655)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	142,922,862
End of year	$138,877,207

The accompanying notes to financial statements are an integral part of this statement.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The Sequa 401(k) Plan (the "Plan"), formerly the Chromalloy Incentive Plan for Salaried Employees/Sequa Thrift Plan, is a defined contribution plan in which contributions are made by employees and may be partially matched by Sequa Corporation (the "Company"). The following plan description is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

All non-collectively bargained employees of the Company and its participating affiliates become eligible to participate after attaining age 21 and performing three (3) months of service (prior to April 1, 1999, one year of service) in the Plan. Each participant may elect to reduce their eligible compensation by any whole percentage amount between 1% and 20% and have this amount deposited as pre-tax contributions into the investment funds selected by the participant. Investment options consist of a money market fund, a common collective trust fund, and eight equity funds (one of which is a Company stock fund). The Company may match 50% of participants' contributions up to 6% of the participants' eligible compensation. The Company's contributions are invested in the same manner as the participants' contributions. From time to time the pretax contributions of certain employees, designated as highly compensated employees under Internal Revenue Code rules, may be limited so that the Plan may satisfy various nondiscrimination tests required under applicable Federal regulations. For any participant, the annual addition to the Plan (participant plus employer contribution) may not exceed the lesser of 25% of the participant's compensation or $30,000. Also, in accordance with IRS guidelines, participants may not make contributions exceeding $10,500 during 2001 and 2000.

A participant's interest in their pretax contribution account is fully vested at all times. Participants commence vesting in the Company contribution account upon completion of their twelfth month of employment at the rate of 20% per year, and are fully vested upon completion of their fifth year of employment. Any nonvested portion of participant account balances forfeited by employees is applied against future employer contributions. As of December 31, 2001, there were $258,195 in forfeited amounts to be applied against future employer contributions. Certain events, such as death, disability, or retirement results in immediate full vesting if such event occurs while the participant is employed by the Company or a member of its Affiliated Group (as defined in the Plan). Termination of the Plan may also result in immediate full vesting.

Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow against their vested account balance provided he or she has been a participant for at least one year and has a vested account balance of $2,000 or more. The maximum loan allowed is limited to the lesser of 50% of the participant's vested account balance or $50,000. The interest rate charged on participant loans is prime plus 1%. Loans are repaid through payroll deductions. Upon termination of employment the participant may either repay any outstanding balance in full or incur a tax liability on the unpaid balance.

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, provided that such action results in the distribution of Plan assets and income thereon (after payment of Plan expenses) exclusively to active and retired participants.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 and 2000
2. PLAN CHANGES
The following changes in Plan provisions took place during 2001:

- Effective as of January 1, 2001, two new equity funds (the Vanguard Growth Equity Fund and the Morgan Stanley Dean Witter Technology Fund) were added as investment options for participants.

-   Effective as of January 1, 2001, the Plan was amended to include Turbine Airfoils Coating and Repair, LLC ("TACR") as a participating employer. Employees who as of December 31, 2000 terminated employment with Chromalloy Turbine Technologies, Inc. ("CTT") or Heavy Industrial Turbines, LTD ("HIT"), each of CTT and HIT being a participating employer, and commenced employment with TACR effective January 1, 2001 shall have their prior period of service with CTT or HIT count for vesting purposes.

-   Effective October 1, 2001, the Company matching contribution was suspended for Chromalloy Gas Turbine Corporation participants (except TACR, Advanced Coating Technologies, and Chromalloy Component Services, Inc. hourly employees). Effective November 1, 2001, the Company matching contribution was suspended for Sequa Corporation participants (except Precoat Houston and Jackson hourly, After Six non-exempt, and Casco Kentucky employees).

3. SUBSEQUENT PLAN CHANGES The following changes in Plan provisions took place during 2002:
- Effective January 1, 2002, the Plan was amended to allow employees of Pacific Gas Turbine Center, LLC, to participate in the Plan.

- Effective April 1, 2002, the Company matching contribution was reinstated for all participants, except Megtec Systems, Inc.

-   Effective July 1, 2002, the Plan intends to increase the contribution percent to 40%, implement catch-up contributions up to $1,000 for participants age 50 or older, and allow traditional prepaid IRAs to be rolled into the plan.

-   Effective July 1, 2002, any employee enrolling in the Plan will no longer be offered the Sequa Common Stock Fund (the "Sequa Common Stock Fund") as an investment option. Employees already in the Plan may continue to invest in the Sequa Common Stock Fund through August 30, 2002. Thereafter, contributions and exchanges into the Sequa Common Stock Fund will not be accepted.

4. PLAN ADMINISTRATION

The Company is the Plan Administrator and has appointed an employee benefit plan administrative committee to carry out certain of the Plan Administrator's responsibilities. The Vanguard Group ("Vanguard") is the trustee, investment manager and record keeper for the Plan. It is intended that participants direct the investment of their accounts in accordance with Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan assets invested in the Company's Class A Common Stock are held by Vanguard in a unitized fund. Certain expenses of administering the Plan are paid by the Company and others are paid by the Plan.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 and 2000

5. ACCOUNTING POLICIES

The accounting records of the Plan are maintained by Vanguard on an accrual basis. The investments reflected in the accompanying financial statements have been reported at current market value with the exception of the common collective trust fund, which is valued at net asset value plus interest, which approximates market value. Investment transactions are recorded on a trade date basis except where trading impact occurs in the Sequa Common Stock Fund, in which case an alternate date is assigned to the transaction by the Trustee in accordance with the Trustee's internal procedures.

The Plan reports realized and unrealized gains and losses on Plan assets in compliance with the reporting requirements under the Department of Labor's rules. Realized and unrealized gains and losses on Plan assets are based on the value of the Plan assets at the beginning of the plan year or at the time of purchase if purchased during the year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

6. COMMON COLLECTIVE TRUST FUND

The Vanguard Retirement Savings Trust is an investment option available to participants through Vanguard. This fund is a tax exempt collective trust which invests in guaranteed investment contracts issued by insurance companies and major banks and seeks to offer a stable unit value and an attractive current interest rate. The investment is valued at net asset value plus interest, which approximates market value.

7. FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated January 17, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter and a new determination letter has been applied for. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 and 2000

8. OTHER INFORMATION
Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the Plan's trustee and, therefore, transactions with these funds qualify as party-in-interest.

The funds may participate in various derivative-based transactions. The amounts of these transactions would be minimal when compared to the total fund balances. To date no such transactions have been entered into.

9. AMOUNTS PAYABLE TO PARTICIPANTS INCLUDED IN NET ASSETS AVAILABLE FOR BENEFITS

Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, totaled $792,701 as of December 31, 2001 and $180,835 as of December 31, 2000, and are included in the statements of net assets available for benefits. In accordance with accounting principles generally accepted in the United States, these amounts have not been deducted from net assets available for benefits as of the applicable year-ends for financial statement purposes. In accordance with the Department of Labor's reporting requirements, these amounts have been deducted from net assets available for benefits on the Plan's 2001 and 2000 Form 5500s. (See Note 10).

10. INVESTMENTS
The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2001 and 2000 are as follows:
	2001	2000

Vanguard Retirement Savings Trust	$41,003,852	$38,660,405
Vanguard Total Stock Market Index Fund	34,167,980	40,940,785
Vanguard 500 Index Fund	21,431,264	23,957,513
Vanguard LifeStrategy Moderate Growth Fund	11,844,169	12,623,046
Vanguard Federal Money Market Fund	9,456,583	6,961,927

During 2001, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $7,989,191. This consisted of a loss of $9,880,370 by the mutual funds and a gain of $1,891,179 by the Sequa Common Stock Fund.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 and 2000

11. RECONCILIATION TO FORM 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2001

Benefits paid to participants per the financial statements	$ 16,055,662

Add: Amounts currently payable at December 31, 2001	792,701

Less: Amounts payable at December 31, 2000	180,835

Benefits paid to participants per the Form 5500	$ 16,667,528

Amounts currently payable to participants for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date, are recorded on Form 5500 as a liability.

Sequa 401(k) Plan SCHEDULE I
IRS FORM 5500 - Schedule H, Line 4(i)
EMPLOYER IDENTIFICATION NUMBER 13-1885030 PLAN NUMBER: 083
SCHEDULE OF ASSETS (held at end of year) DECEMBER 31, 2001

Identity of Issue	Description of Investment	Current Value

*Vanguard	MSDW Inst'l Technology Fund	$ 786,687
*Vanguard	Vanguard 500 Index Fund	21,431,264
*Vanguard	Vanguard Federal Money Market Fund	9,456,583
*Vanguard	Vanguard Growth Equity Fund	584,560
*Vanguard	Vanguard LifeStrategy Moderate Growth Fund	11,844,169
*Vanguard	Vanguard Small-Cap Index Fund	6,295,936
*Vanguard	Vanguard Total International Stock Index Fund	1,787,034
*Vanguard	Vanguard Total Stock Market Index Fund	34,167,980
*Vanguard	Vanguard Retirement Savings Trust	41,003,852
*Vanguard	Sequa Corporation Common Stock Fund	6,324,140
*Vanguard	Participant Loans bearing interest rates ranging from 6% to 10.5%	5,091,640
		$138,773,845

* Party-in-interest

SIGNATURE

     The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee of the Sequa 401 (k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEQUA 401 (K) Plan

By /s/ Howard Leitner
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Howard Leitner, Chairman
Employee Benefit Plans
Administrative Committee of Sequa Corporation

Date: June 28, 2002